FOR IMMEDIATE RELEASE


                                                                October 27, 2006
                                                           ADVANTEST CORPORATION
                                (Toshio Maruyama, Representative Board Director,
                                                              President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)


CONTACT:
Hiroshi Nakamura
(Executive Officer, Vice President of the Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


       Revision of Earnings Forecast for the Fiscal Year Ending March 2007

In light of recent changes in business performance, we hereby revise the FY 2006 Interim Non-Consolidated earnings forecast and the Non-Consolidated earnings forecast for the fiscal year ending March 2007, which were released on April 26, 2006, as follows:


[Non-Consolidated Earnings] (Parent Company only)

1.   FY 2006 Interim (April 1, 2006 to September 30, 2006)

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                 Net Sales      Ordinary Income      Net Income
--------------------------------------------------------------------------------
Previous forecast (A)              113,000               28,000          18,500
(As of April 26, 2006)
--------------------------------------------------------------------------------
Revised forecast (B)                99,562               24,293          16,707
--------------------------------------------------------------------------------
Difference (B-A)                   (13,438)              (3,707)         (1,793)
--------------------------------------------------------------------------------
Percentage change                   (11.9%)              (13.2%)          (9.7%)
--------------------------------------------------------------------------------
FY 2005 Interim results            101,484               24,589          16,524
--------------------------------------------------------------------------------

2.   FY 2006 (April 1, 2006 to March 31, 2007)

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                                 Net Sales      Ordinary Income      Net Income
--------------------------------------------------------------------------------
Previous forecast (A)              230,000               56,000          36,000
(As of April 26, 2006)
--------------------------------------------------------------------------------
Revised forecast (B)               215,000               49,000          33,000
--------------------------------------------------------------------------------
Difference (B-A)                   (15,000)              (7,000)         (3,000)
--------------------------------------------------------------------------------
Percentage change                    (6.5%)              (12.5%)          (8.3%)
--------------------------------------------------------------------------------
FY 2005 results                    217,688               53,878          35,273
--------------------------------------------------------------------------------


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

3. Reasons for the above Revisions



--------------------------------------------------------------------------------
At the interim fiscal period of FY 2006, sales of test systems for non-memory semiconductors and front-end test systems for DRAM semiconductors did not achieve our previous forecasts, and accordingly, sales and income for this interim fiscal period fell below our previous forecasts. Our forecast for this entire fiscal year also is expected to fall below our previous forecasts because such decreases from this interim fiscal period cannot be recovered within FY 2006. We therefore revise the non-consolidated earnings forecast as above.
--------------------------------------------------------------------------------


* Cautionary Statement with Respect to Forward-Looking Statements

This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include : (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the Unites States Securities and Exchange Commission.



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